PRELIMINARY FOURTH QUARTER & FULL YEAR 2022 RESULTS SALE OF RUSSIA WILL LEAD TO A SIGNIFICANT REDUCTION IN DEBT

Preliminary Results 4Q22 and FY22 2 Note: amounts, mobile customers and 4G users on this page exclude Russian operations, which were reclassified as ‘held for sale’ and ‘discontinued operations’ in 4Q22. Total cash and cash equivalents include c.USD 67 million relating to banking operations in Pakistan. 4G USERS +19.4% YoY 53.9% penetration 85 million USD 940 million REVENUE -4.9% YoY +18.6% YoY in local currency SERVICE REVENUE -4.4% YoY +19.2% YoY in local currency CAPEX -5.1% YoY Capex intensity 22.1% USD 901 million USD 263 million TOTAL CASH AND CASH EQUIVALENTS +37.9% YoY USD 2.5 billion at HQ USD 3.1 billion MOBILE CUSTOMERS +2.7% YoY DATA AND DIGITAL REVENUES -7.5% YoY +15.8% YoY in local currency USD 474 million 157 million EBITDA +1.2% YoY +30.1% YoY in local currency USD 453 million Q4 2022 HIGHLIGHTS

Preliminary Results 4Q22 and FY22 3 Note: amounts, mobile customers and 4G users on this page exclude Russian operations, which were reclassified as ‘held for sale’ and ‘discontinued operations’ in 4Q22. Total cash and cash equivalents include c.USD 67 million relating to banking operations in Pakistan. 4G USERS +19.4% YoY 53.9% penetration 85 million USD 3,755 million REVENUE -2.4% YoY +14.0% YoY in local currency SERVICE REVENUE -2.4% YoY +13.9% YoY in local currency CAPEX +2.9% YoY Capex intensity 22.1% USD 3,600 million USD 832 million TOTAL CASH AND CASH EQUIVALENTS +37.9% YoY USD 2.5 billion at HQ USD 3.1 billion MOBILE CUSTOMERS +2.7% YoY DATA AND DIGITAL REVENUES -0.7% YoY +16.5% YoY in local currency USD 1,937 million 157 million EBITDA -5.3% YoY +12.6% YoY in local currency USD 1,743 million FY 2022 HIGHLIGHTS

Preliminary Results 4Q22 and FY22 4 Amsterdam, 16 March 2023 07:00 CET: VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, announces selected financial and operating results for the fourth quarter and full year ended 31 December 2022, excluding the results of the Russian operations, as they were classified as ‘held for sale’ and ‘discontinued operations’ in 4Q22: In Q4 2022, VEON’s local currency performance accelerated sharply with total revenues of USD 940 million, -4.9% YoY in reported currency (+18.6% YoY in local currency), service revenues were USD 901 million, -4.4% YoY in reported currency (+19.2% in local currency), and EBITDA was USD 453 million, +1.2% YoY in reported currency (+30.1% YoY in local currency). For FY 2022, VEON’s total revenues amounted to USD 3,755 million, -2.4% YoY in reported currency (+14.0% YoY local currency), service revenues were USD 3,600 million, -2.4% YoY in reported currency (+13.9% YoY in local currency), and EBITDA was USD 1,743 million, -5.3% YoY in reported currency (+12.6% YoY local currency). Full-year capex of USD 832 million was 2.9% higher than in 2021, with capex intensity up 1.1 p.p. as the company invested in 4G network expansion. Total cash and cash equivalents were USD 3.1 billion, with USD 2.5 billion held at the HQ level. In the final quarter of 2022, we added further operational momentum and recorded double-digit local currency revenue growth in five of our countries, doubling the growth rate from a year ago. With our Russian operations now classified as ‘held for sale’ and ‘discontinued operations’ and not contributing to Group revenues, VEON’s topline growth in local currency for the full year 2022 was 14.0%. Furthermore, the sale of Russia will result in the significant deleveraging of the Group balance sheet. While we are smaller in size, we are now a faster growing company, serving emerging markets with strong potential demand for the services that VEON’s Digital Operator 1440 model offers. In 2022, each of our operations achieved significant growth, both in terms of financial performance and the operational metrics that underpin our business. Our local operating companies collectively added 14 million 4G customers, bringing 4G-powered digital ‘multiplay’ users to 22% of our subscriber base while growing ARPU and customer engagement by providing more relevant connected services for our core telecom users. This strong operational performance has continued and YTD February 2023 local currency revenues are up by 15.2% YoY and local currency EBITDA up by 11.8% YoY. With continued focus on operational performance as well as financial discipline and liquidity management, including our strong liquidity position at year-end, we are well positioned to deliver growth while significantly deleveraging VEON’s balance sheet and enhancing VEON’s credit profile in 2023. Kaan Terzioğlu commented on the results: “ “

Preliminary Results
4Q22 and FY22
5
VEON

VEON Group USD million	2022	2021	YoY reported	YoY local currency	4Q22	4Q21	YoY reported	YoY local currency
Total revenue, of which:	3,755	3,850	(2.4%)	14.0%	940	988	(4.9%)	18.6%
Total service revenue	3,600	3,690	(2.4%)	13.9%	901	942	(4.4%)	19.2%
Data and digital revenues	1,937	1,950	(0.7%)	15.7%	474	512	(7.5%)	14.6%
EBITDA	1,743	1,840	(5.3%)	12.6%	453	448	1.2%	30.1%
Profit / (loss) for the period	(164)	801	n.m.		214	341	(37.3%)	
Profit / (loss) for the period attr. to VEON shareholders	(317)	674	n.m.		200	299	(33.1%)	
Capex	832	808	2.9%		263	277	(5.1%)	
Capex intensity	22.1%	21.0%	1.1p.p.					
Equity Free Cash Flow	142	141	0.7%					
Licenses payments	(296)	(76)	(291.8%)					
Equity Free Cash Flow (after licenses)	(154)	66	n.m.					
Cash and cash equivalents	3,106	2,252	37.9%					
Cash and cash equivalents at HQ level	2,532	1,640	54.4%					
Net debt	4,461	8,123	(45.1%)					
Net debt, excluding leases	3,657	5,471	(33.2%)					
Total customers (millions)	160.5	156.3	2.7%					
Mobile customers (millions)	156.9	152.8	2.7%					
4G users (millions)	84.6	70.8	19.4%					
4G subscriber base penetration	53.9%	46.4%	7.5p.p.					
Fixed-line broadband customers (millions)	3.6	3.5	2.1%					

Note: Cash and cash equivalents and Net debt accounts in 2021 include amounts from Russian operations, which in 4Q22 were reclassified as assets and liabilities held for sale and therefore excluded from the corresponding amounts in 2022.

Preliminary Results
4Q22 and FY22
6
VEON

SALE OF RUSSIAN OPERATIONS

On 24 November 2022, VEON Ltd. announced that following a competitive process, it had entered into an agreement to sell its Russian operations. Upon execution of the agreement, the Russian business has been classified as 'held for sale' and 'discontinued operations', and accounted for as such, in line with the requirements of IFRS 5. The result is that the Russian operations do not contribute to VEON's comparison base or actual reported numbers in this press release (except as specifically noted) and have no impact on balance sheet amounts in prior periods. The transaction is subject to customary closing conditions, including receipt of requisite regulatory approvals and licenses from relevant government authorities. The Company anticipates that all closing conditions will be satisfied and that, as previously communicated, the transaction will complete on or before 1 June 2023.

The table below represents revenue and EBITDA amounts excluding intercompany, that would be included into VEON Group results had Russian operations not been classified as 'held for sale' and 'discontinued operations'.

Russia RUB million	4Q22	4Q21	YoY	2022	2021	YoY
Total revenue	74,647	77,287	(3.4%)	286,196	289,955	(1.3%)
Service revenue	69,147	66,908	3.3%	262,389	254,501	3.1%
EBITDA	31,232	27,376	14.1%	118,466	108,983	8.7%
EBITDA margin	41.8%	35.4%	6.4p.p.	41.4%	37.6%	3.8p.p.
Capex	17,878	21,104	(15.3%)	59,303	74,983	(20.9%)
Capex intensity	20.7%	25.9%	(5.1p.p.)			
Mobile						
Customers (mln)	44.8	49.4	(9.3%)			
Data users (mln)	31.5	34.5	(8.6%)			
4G smartphone users (mln)	29.6	30.8	(4.0%)			
4G users (mln)	25.3	25.5	(0.7%)			
ARPU (RUB)	422	375	12.4%			
MOU (min)	314	322	(2.6%)			
Data usage (GB/user)	18.3	14.7	24.2%			
4G coverage	90.0%	89.0%	1.0p.p.			
Fixed-line						
Total operating revenue	11,910	11,043	7.9%	42,695	40,771	4.7%
Service revenue	11,476	10,600	8.3%	42,159	39,836	5.8%
Broadband revenue	3,314	3,133	5.8%	12,779	12,112	5.5%
Broadband customers (mln)	2.9	2.9	(0.7%)			
Broadband ARPU (RUB)	377	357	5.5%			

While the removal of the Russian operations from VEON's continuing operations financial performance will significantly reduce the Group's reported revenue and EBITDA in absolute terms, VEON Group's reported local currency growth rates without the Russian business are higher, at +14.0% YoY for revenue (vs 6.4% with Russia) and +12.6% YoY for EBITDA (vs 11.0% with Russia). VEON management believes that the proposed sale of its Russian business represents the optimal solution for all stakeholders, and that the Group will be well-positioned for faster growth with a strong balance sheet after completion of the transaction.

For the twelve months ended 31 December 2022, based on estimated managerial reporting, if the Russian operations were not classified as 'held for sale' and 'discontinued operations', Group total revenue growth would be 3.3% YoY in reported currency (+6.4% YoY in local currency) and Group EBITDA growth would be 6.3% in reported currency (+11.0% YoY in local currency).

Preliminary Results 4Q22 and FY22 7 NOTICE TO READERS: IMPACT OF THE CONFLICT VEON's results and other financial information presented in these financial statements are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management, and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. The ongoing conflict between Russia and Ukraine and the sanctions imposed by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, counter-sanctions by Russia and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the consequences of all of the foregoing have impacted and, if the conflict, sanctions and such responses continue or escalate, may significantly impact our results and aspects of our operations in Russia and Ukraine, and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Russia and Ukraine, as well as the possibility of the imposition of further sanctions in connection with the ongoing conflict between Russia and Ukraine and any resulting further rise in tensions between Russia and the United States, the United Kingdom and/or the European Union. Although our Russian operations are now classified as ‘held for sale’ and ‘discontinued operations’ and do not contribute to our comparison base or actual reported numbers in this release (except as specifically stated), our operations in Ukraine continue to be affected by the conflict. We hope that there will be a peaceful and amicable resolution and are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. The comprehensive sanctions on investment and vendors in Russia and the ongoing conflict between Russia and Ukraine have had and may continue to have a significant impact on the Company’s operations and business plans in Russia and Ukraine. During the twelve months-ended 31 December 2022, we have recorded significant impairment charges related to the Russian and Ukrainian operations. We may need to record future impairment charges, which could be significant if the conflict continues or escalates and as more information becomes available to management. It is possible further impairment charges may rise to such a level on an accounting basis as to require additional analysis of true asset values in order to determine the true value of assets to be compared to liabilities as outlined in the provisions of our debt agreements. Due to the ongoing conflict between Russia and Ukraine and the consequences as mentioned above, the Company requires additional time to complete all necessary disclosures in its Annual Report on Form 20-F to be filed with the U.S. Securities and Exchange Commission (“U.S. SEC”) as well as its Dutch financial statements to be filed with the Autoriteit Financiële Markten (“AFM”), including completing its preparation of VEON’s consolidated financial statements and subsequently receiving the related audit report on the financial statements and internal control over financial reporting from its independent registered public accounting firm. As a result, VEON anticipates it will not be able to file its Dutch financial statements with the AFM by April 30, 2023, nor its Annual Report on Form 20-F by May 1, 2023, the respective deadlines for filing. If VEON is not able to complete these filings by the prescribed deadlines (or the May 16, 2023 date for extension of the Form 20-F filing deadline provided by U.S. Securities Exchange Act Rule 12b-25), it cannot be ruled out that the AFM, Euronext, U.S. SEC or Nasdaq might, following the missed deadline, take action against VEON, which could include imposition of a fine or grant of a further grace period, or in the most extreme cases, deregistration of VEON’s securities and/or delisting of such securities from Nasdaq and/or Euronext.

Preliminary Results 4Q22 and FY22 8 4Q22 GROUP PERFORMANCE 9 KEY RECENT DEVELOPMENTS 11 KEY FINANCIAL DATA 13 COUNTRY PERFORMANCE 16 CONFERENCE CALL INFORMATION 22 PRESENTATION OF FINANCIAL RESULTS AND NONRECURRING ITEMS 23 DISCLAIMER 24 ATTACHMENTS 26 CONTENTS

Preliminary Results 4Q22 and FY22 9 In 4Q22, VEON accelerated local currency revenue & EBITDA growth and continued to gain market share in each of its markets. The Group maintained strong liquidity, with Group cash and cash equivalents of USD 3.1 billion as of 31 December 2022. Total Group revenues decreased by 4.9% YoY during 4Q22 in reported currency and increased by 18.6% in local currency terms, with Ukraine revenues growing 8.7% YoY in local currency and all other countries reporting double- digit local currency revenue growth for the period. Service revenues decreased by 4.4% YoY in reported currency and rose by 19.2% YoY in local currency. In 4Q22, Group EBITDA increased by 1.2% YoY in reported currency terms (+30.1% in local currency), with Group EBITDA margin of 48.2% (+2.9 p.p. YoY). Energy costs increased across the Group +c.30% YoY negatively impacting Group EBITDA margin. We remain focused on implementing planned cost-efficiency measures across the Group and on applying inflationary pricing across our operations. Project Optimum delivered c.USD 95 million of savings in 2022 with cost intensity improving by 2.5 p.p. YoY in local currency. The Group’s YoY revenues and EBITDA performance was impacted by several extraordinary non-recurring items in 4Q22 and in 4Q21, as noted in the Country Performance section. Excluding these one-off items, Group total revenue increased by 15.4% YoY, service revenue increased by 15.8% YoY and EBITDA increased by 7.4% YoY in local currency. In 4Q22, we reported subscriber base growth of 2.7% YoY. The Group continued to focus on overall customer experience, seeing improving Net Promoter Score (“NPS”) across most of the countries. This supported a 19.4% YoY increase in 4G users, which reached 84.6 million, with 13.8 million users added during the year. As of 31 December 2022, 4G subscribers accounted for 53.9% of our total subscriber base, up 7.5 p.p. from a year earlier supporting the execution of VEON’s Digital Operator strategy. Each of our operations have increased their ARPU levels YoY as they delivered a broader range of services to their customers, achieving greater wallet shares while also implementing inflationary pricing. Our operating companies continued to execute VEON’s Digital Operator strategy (“DO1440”), aiming to deliver digital experiences for every minute of the day powered by high-quality mobile internet connectivity. On the back of our growing 4G penetration and with increasing usage of our digital services, we have expanded our multiplay customer base by 40.3% YoY, with 28.4 million multiplay customers at the end of December. While representing just 22% of the user base, multiplay customers were the source of 38.6% of VEON’s B2C revenues. Multiplay customer ARPU is 3.6 times higher, and churn is 0.4 times lower than for single play voice-only customers. Media streaming services Toffee in Bangladesh and Tamasha in Pakistan were among key drivers of growth in multiplay, as well as our overall digital offering. Toffee in Bangladesh reached 21.2 million monthly active users (“MAUs”) in December 2022, a 3.3-fold YoY increase, with 5.2 million average daily users (5.0 times higher YoY). 4Q22 GROUP PERFORMANCE

Preliminary Results 4Q22 and FY22 10 Tamasha in Pakistan reached 4.3 million MAUs, a 3.5-fold YoY increase. Our digital financial services business in Pakistan, JazzCash, increased its monthly active users by 8.0% YoY, reaching 16.4 million MAUs and increasing its 12- month total transaction volume by 31.3% YoY. In 4Q22, Group capex was USD 263 million, driven by investment in 4G networks in Ukraine, Bangladesh and Uzbekistan, in line with our growth strategy. At 22.1%, capex intensity increased marginally by 1.1 p.p. YoY, primarily due to adverse FX rate movements. We closed the fourth quarter with total cash of USD 3.1 billion, including USD 2.5 billion at the HQ level. Our operations remain largely self-funding. In Ukraine, the team continued to work to keep the country connected, with around 90% of our radio network operational at the end of the quarter. However, over the course of the quarter, damage to Ukrainian power infrastructure impacted network availability at times. Kyivstar’s revenues were up 8.7% YoY in local currency (-20.7% YoY in reported currency); the Ukrainian hryvnia’s forex performance negatively impacted reported currency growth rates. Kyivstar’s 4G customer base grew 8.2% YoY, and our customers consumed more data, with data usage rising 26.3% YoY. EBITDA decreased by 7.3% YoY in local currency (-32.4% YoY in reported currency) in 4Q22. EBITDA performance was impacted by the change in revenue mix impacting margins, operational cost pressures including energy costs, indexation of frequency fees, as well as by charitable donations and the staff care program, as Kyivstar continues to support its employees and the community. Pakistan revenues rose 24.3% YoY in local currency (- 2.6% YoY in reported currency), driven by strong growth in data revenue, despite the negative impact of the increase in withholding tax from 10% to 15% on 16 January 2022, and the further reduction in mobile termination rates from PKR 0.70 last year to PKR 0.40 from 01 July 2022. The weakness in the Pakistani rupee negatively impacted financial performance in reported currency. Jazz grew its subscriber base (+1.5% YoY), 4G users (+17.9% YoY) and ARPU (+22.0% YoY) in 4Q22. EBITDA in Pakistan rose by 86.9% YoY in local currency (+46.9% YoY in reported currency). Revenue and EBITDA performance in 4Q22 was positively impacted by the reversal of a provision following a favorable decision from the Islamabad High Court on pending litigation, increasing recorded revenues by PKR 6.6 billion (c.USD 30 million) and EBITDA by PKR 20.2 billion (c.USD 91 million). Higher energy prices in Pakistan negatively impacted EBITDA margin by c.4 p.p. In Kazakhstan, revenues increased 20.0% YoY in local currency (+10.2% YoY in reported currency), another quarter of strong growth supported by further expansion of our mobile customer base (+6.8% YoY), higher data usage (+19.2% YoY) and inflationary pricing of tariffs. This was the seventh consecutive quarter of local-currency revenue YoY growth above 20%, while Beeline Kazakhstan reached 68.3% 4G penetration in the customer base (+4.7 p.p. YoY). EBITDA rose by 7.0% YoY in local currency terms (-1.6% YoY in reported currency). In Bangladesh, Banglalink’s revenues increased 16.9% YoY in local currency (-2.5% YoY in reported currency). This was the third quarter of double-digit local currency revenue growth. Banglalink’s execution of its Digital Operator strategy, 4G focus and nation-wide expansion continue to deliver results, with the rising number of data and, in particular, 4G users, driving growth in data consumption. Banglalink reported balanced expansion of its subscriber base (+7.1% YoY) and ARPU (+5.0% YoY) in 4Q22. EBITDA decreased 9.7% YoY in local currency (- 24.7% YoY in reported currency) impacted by the higher network related costs and minimum tax on gross revenue paid in 4Q22. In Uzbekistan, revenues increased 30.3% YoY in local currency (+25.3% YoY in reported currency), a sixth consecutive quarter of double-digit revenue growth and a fourth consecutive quarter of revenue growth above 20%. This was driven by a 28.4% YoY expansion in the 4G subscriber base and a solid increase in data revenues, which were 38.9% higher YoY. EBITDA rose 14.4% YoY in local currency (+10.0% YoY in reported currency). As VEON Group strengthens its position for accelerating growth, our 2023 local currency guidance for both revenue and EBITDA is growth of 10%-14%. VEON’s 2023 outlook for the Group’s capex intensity is in the range of 18%-20% (See Disclaimer on pages 25-26 below for a discussion of factors that could cause actual results to differ from expectations).

Preliminary Results 4Q22 and FY22 11 ] VEON APPOINTS JOOP BRAKENHOFF AS GROUP CHIEF FINANCIAL OFFICER On 15 March 2023, VEON announced the appointment of Joop Brakenhoff as Group Chief Financial Officer (CFO), effective from 1 May 2023. Joop will replace Serkan Okandan whose three-year contract as Group CFO is set to expire at the end of April 2023. Serkan will continue to serve VEON as a special advisor to the Group CEO and CFO. VEON TO ACCELERATE DIGITAL OPERATOR ROLL-OUT WITH APPOINTMENT OF GROUP DO1440 OFFICER On 9 March 2023, VEON announced the appointment of a dedicated Group DO1440 Officer, Lasha Tabidze, to support its operating companies in executing its digital operator model. Lasha Tabidze has a strong track record in delivering digital products and digital transformation. His previous roles include CEO of Beeline Georgia, which was sold by VEON in 2022. In his Group DO1440 Officer role, Mr. Tabidze will report to VEON Group CEO Kaan Terzioglu. VEON’S DIGITAL OPERATOR 1440 RECOGNIZED AS “THE BEST SERVICE FOR CONNECTED CONSUMERS” AT GLOMO AWARDS On 1 March 2023, VEON announced that it had received GSMA’s Global Mobile Award for “Best Mobile Operator Service for Connected Consumers” with its Digital Operator 1440 model – DO1440. VEON Group CEO Kaan Terzioglu received the award on behalf of the Group’s digital operators, who have implemented the DO1440 model in their markets over the past 2 years, aiming to deliver valuable digital experiences for their customers 1440 minutes of a day. 1 The sale of VEON’s Russian operations is subject to customary closing conditions, including receipt of requisite regulatory approvals and licenses from relevant government authorities. There can be no assurance that the requisite approvals will be received or that such sale will complete. VEON ENTERS INTO AGREEMENT TO SELL ITS RUSSIAN OPERATIONS AND OBTAINS RUSSIAN REGULATORY APPROVAL1 On 24 November 2022, VEON announced that following a competitive process, it has entered into an agreement to sell its Russian operations to certain senior members of the management team of PJSC VimpelCom, led by Beeline Russia’s current CEO Aleksander Torbakhov. The transaction is subject to customary closing conditions, including receipt of requisite regulatory approvals and licenses from relevant government authorities. The target completion date for the transaction is on or before 1 June 2023, with options on both sides for extensions in case any required regulatory license has not yet been received. As part of the transaction, ownership of VEON’s Kazakhstan operations has been transferred from PJSC VimpelCom to VEON headquarters on 7 December 2022. This ensures that VEON will continue to control its Kazakhstan operations, with VEON Holdings B.V. taking direct ownership of the Group’s 75% stake in Kar-Tel, which operates under the Beeline brand in the country. On 7 February 2023, the Sub-Commission of the Government Commission for Control over Foreign Investments in the Russian Federation issued its approval of the proposed sale of VEON’s Russian operations to certain senior members of the management of PJSC VimpelCom, led by its current CEO Alexander Torbakhov, subject to certain conditions. It is anticipated that the remaining closing conditions will be satisfied and that, as previously communicated, the transaction will complete on or before 1 June 2023. KEY RECENT DEVELOPMENTS IGHLIGHTS:

Preliminary Results 4Q22 and FY22 12 SCHEME OF ARRANGEMENT TO EXTEND 2023 NOTES MATURITIES On 30 January 2023, VEON announced that the Scheme Sanction Hearing had taken place, at which the Court made an order sanctioning the Scheme in respect of the Company’s 2023 Notes (the “Order”). On 31 January 2023, VEON confirmed that the Order had been delivered to the Registrar of Companies and become effective. The amendments to the 2023 Notes will become effective upon receipt of relevant licenses, at which time the maturity dates of the February 2023 and April 2023 notes will be amended to October and December 2023, respectively. Pursuant to the amendments, the respective maturity dates of the February 2023 Notes and April 2023 Notes will be extended to October 2023 and December 2023 respectively, noteholders will be entitled to payment of an amendment fee of 200bps payable on the 2023 Notes outstanding on their respective amended maturity dates and a put right will be opened requiring the Company to repurchase 2023 Notes held by 2023 Noteholders exercising the Put Right, exercisable at a purchase price of 102 per cent of the principal amount, together with accrued and unpaid interest. The Put Right should only be open to international investors. VEON MANAGEMENT INCREASED OWNERSHIP On 21 February 2023, VEON announced the completion of a further share transfer to Group Executive Committee (“GEC”) member, Group Chief Internal Audit & Compliance Officer, Joop Brakenhoff. A total of 104,047 shares vested as part of VEON’s Deferred Share Plan. Of those, 52,543 shares were transferred to Mr. Brakenhoff, with the remaining 51,504 withheld to cover local withholding tax. This award followed the completion of share transfers to the Group CEO and Group CFO announced on 11 July 2022 and the completion of share transfers to GEC members announced on 18 July 2022 as part of the Group’s incentive program announced in February 2022. VEON ANNOUNCED RATIO CHANGE UNDER ITS AMERICAN DEPOSITARY RECEIPT (“ADR”) PROGRAM On 6 February 2023, VEON announced that its Board of Directors approved a change of ratio in the Company’s ADR program, comprising a change in the ratio of American Depositary Shares (the “ADSs”) to VEON common shares (the “Shares”) from one (1) ADS representing one (1) Share, to one (1) ADS representing twenty-five (25) Shares (the “Ratio Change”). On 6 March 2023, VEON announced postponement to effectiveness of ratio change under its ADR program as The Depository Trust & Clearing Corporation (“DTCC”) was not prepared to make the new CUSIP with new ratio available on Monday, 6 March 2023 as scheduled. On 7 March 2023, VEON confirmed revised timing for effectiveness of ratio change under its ADR program. The effective date of the Ratio Change was 8 March 2023. US TREASURY EXPANDED GENERAL LICENSE TO INCLUDE BOTH VEON LTD. AND VEON HOLDINGS On 18 January 2023, VEON announced that the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC) has replaced the General License 54 originally issued on 18 November 2022 with General License 54A to now include both VEON Ltd. and VEON Holdings B.V. (VEON Holdings). This general license applies to all debt and equity securities of VEON Ltd. or VEON Holdings that were issued before 6 June 2022, and confirms that the authorization applies not only to the purchase and receipt of debt and equity securities, but also to transactions ordinarily incident and necessary to facilitating, clearing and settling of such transactions. This General License ensures that all market participants can trade the relevant securities with confidence that such trading is consistent with E.O. 14071, which targeted “new investment” in Russia. VEON APPOINTS PWC AS THE DUTCH STATUTORY FINANCIAL STATEMENT AUDITORS On 11 January 2023, VEON announced the appointment of PricewaterhouseCoopers Accountants N.V. as the Dutch statutory financial statement auditors for the year ended 31 December 2022. As noted in the “Notice to Readers: Impact of The Conflict”, the Company notes that due to the military conflict in Ukraine and its consequences, it is unlikely that the 2022 Dutch financial statements can be filed within the statutory deadline of 30 April 2023.

KEY FINANCIAL DATA

PRELIMINARY INCOME STATEMENT

USD million	2022	2021	YoY reported	YoY local currency	4Q22	4Q21	YoY reported	YoY local currency
Total revenue	3,755	3,850	(2.4%)	14.0%	940	988	(4.9%)	18.6%
Service revenue	3,600	3,690	(2.4%)	13.9%	901	942	(4.4%)	19.2%
EBITDA	1,743	1,840	(5.3%)	12.6%	453	448	1.2%	30.1%
EBITDA margin	46.4%	47.8%	(1.4p.p.)		48.2%	45.3%	2.9p.p.	
Depreciation, amortization, impairments and other	(703)	(89)	(687.1%)		(208)	509	n.m.	
EBIT (Operating profit)	1,039	1,751	(40.6%)		246	956	(74.3%)	
Financial (expenses) / income	(551)	(578)	4.7%		(137)	(153)	10.1%	
Net foreign exchange gain / (loss) and others	119	(7)	n.m.		74	2	4160.2%	
Other non operating gains / (losses)	68	26	159.1%		36	8	353.9%	
Profit / (Loss) before tax from continued operations	676	1,192	(43.3%)		217	813	(73.3%)	
Income tax (expense) / benefit	(61)	(344)	82.4%		(79)	(98)	19.1%	
Profit / (Loss) from discontinued operations	(779)	(47)	1567.4%		76	(374)	n.m.	
Profit / (Loss) for the period	(164)	801	n.m.		214	341	(37.3%)	
- Of which Profit / (Loss) attributable to non-controlling interest	153	127	20.5%		14	42	(67.1%)	
- Of which Profit / (Loss) attributable to VEON shareholders	(317)	674	n.m.		200	299	(33.1%)	

Note: The Algerian and Russian operations have been classified as 'held for sale' and 'discontinued operations' in 3Q21 and 4Q22, respectively, and do not contribute to the comparison base or the actual reported numbers, other than in net income (for further discussion of adjustments made for one-off and nonrecurring items, see "Items that affect year-on-year comparisons," on page 23).

Depreciation, amortization, impairments and other (which includes gain/loss on disposal of assets and subsidiaries) amounted to USD 208 million in 4Q22 versus the gain of USD 509 million in 4Q21, mainly due to the gain on disposal of the subsidiary holding our Russian tower assets included within 'other'. The deferred gain related to this transaction has been classified within Profit / (Loss) from discontinued operations for 4Q21.

Net financial expenses in 4Q22 decreased by 10.1% YoY mainly due to the depreciation of the Pakistani rupee by c.28% and finance income that was USD 8 million higher than in 4Q21.

Income tax expense decreased by 19.1% YoY to USD 79 million in 4Q22; this decline was mainly driven by lower impact of prior year adjustments arising from tax return true-ups and changes in tax rates, which was partially netted with the increased uncertain tax positions.

The Group recorded **net income for the period of USD 214 million**, a 37.3% decrease YoY, due to the gain on disposal of subsidiary holding our Russian tower assets in 4Q21.

Preliminary Results
4Q22 and FY22
14
VEON

PRELIMINARY BALANCE SHEET

USD million	4Q22	3Q22	QoQ	4Q21	YoY
Total assets	15,096	15,851	(4.8%)	15,921	(5.2%)
Cash and cash equivalents	3,106	3,293	(5.7%)	2,252	37.9%
Working capital	904	1,489	(39.3%)	1,397	(35.3%)
Fixed assets	4,414	9,343	(52.8%)	8,419	(47.6%)
Goodwill	394	1,145	(65.6%)	1,542	(74.4%)
Assets held for sale	5,805	5	n.m.	1,864	211.4%
Other assets	473	576	(17.9%)	447	5.8%
Total liabilities	14,320	15,173	(5.6%)	14,417	(0.7%)
Working Capital liabilities	2,341	3,388	(30.9%)	3,331	(29.7%)
Debt	7,571	11,576	(34.6%)	10,360	(26.9%)
Liabilities held for sale	4,244	-	n.m.	391	984.2%
Other liabilities	164	209	(21.7%)	335	(51.1%)
Total equity	776	678	14.5%	1,505	(48.4%)
Total liabilities and equity	15,096	15,851	(4.8%)	15,921	(5.2%)
Gross debt, of which	7,479	11,449	(34.7%)	10,258	(27.1%)
Bonds and loans	6,670	8,356	(20.2%)	7,582	(12.0%)
Cash pooling	-	-	n.m.	13	n.m.
Lease liabilities	809	3,092	(73.8%)	2,662	(69.6%)
Net debt	4,461	8,207	(45.6%)	8,123	(45.1%)
Net debt / LTM EBITDA	2.56x	4.72x	(2.2p.p.)	4.41x	(1.9p.p.)
Net debt excluding leases	3,657	5,128	(28.7%)	5,471	(33.2%)
Net debt excluding leases / LTM EBITDA	2.36x	3.30x	(0.9p.p.)	3.24x	(0.9p.p.)

Note: Certain comparative amounts have been reclassified to conform to the current period presentation. Further, the Russian operations have been classified as 'asset held for sale' in 4Q22.

Total cash and cash equivalents decreased QoQ to approximately USD 3.1 billion, of which USD 2.5 billion is cash and cash equivalents held by VEON's headquarters (HQ) in Amsterdam denominated in US dollars and Euro, including USD 1.1 billion drawn under the Revolving Credit Facility ("RCF"). The decrease was primarily impacted by classification of Russian operations as held for sale. The HQ-level cash and cash equivalents are held in bank accounts, money market funds and on-demand deposits at a diversified group of international banks.

Gross debt decreased to USD 7.5 billion as of 31 December 2022, compared with USD 11.4 billion at the end of 3Q22. The decrease in gross debt was largely attributed to the classification of Russian operations as 'held for sale' as well as to the QoQ depreciation of the Russian ruble against the US dollar, resulting in lower reported currency levels of bank loans and lease liabilities denominated in this currency. The decrease was partially offset by new borrowings of USD 99 million (out of which USD 82 million is related to the RCF and USD 17 million is related to Jazz in Pakistan). As of 31 December 2022, our revolving credit facility was fully drawn with USD 1.1 billion outstanding.

Lease liabilities decreased to USD 0.8 billion at the end of 4Q22 from USD 3.1 billion as of 30 September 2022, which was primarily impacted by the classification of Russian operations as 'held for sale'.

Net debt and net debt excluding leases decreased in the quarter to USD 4.5 billion and to USD 3.7 billion, respectively, resulting in net debt/EBITDA ratios of 2.56x and 2.36x, respectively, as of 31 December 2022. The QoQ decrease in net debt was due to the classification of Russian operations as 'held for sale', as well as to the depreciation of the Russian ruble against the US dollar as mentioned above.

Preliminary Results
4Q22 and FY22
15
VEON

The HQ-level cash and cash equivalents currently amount to the equivalent of USD 2.5 billion. Excluding the USD 1.1 billion RCF, the Group faces debt maturities at HQ-level of approximately USD 1.2 billion in 2023, USD 0.6 billion in 2024, and the equivalent of USD 3.0 billion beyond 2024, as well as annual interest and corporate costs. For the USD1.1 billion RCF, USD 250 million can be rolled over until the final maturity in March 2024 and USD 805 million can be rolled over until the final maturity in March 2025. Despite the unprecedented challenges posed by the conflict between Russia and Ukraine and the current sanctions environment, VEON is optimistic that the anticipated completion of the sale of its Russian operations will help facilitate a return to the international capital markets, including the debt capital markets which the Company has traditionally relied on to refinance maturing debt. While the ability to upstream cash to HQ-level to meet obligations is currently impaired by currency controls in two major markets and other geopolitical and FX pressures affecting emerging markets, VEON remains committed to monetizing assets to enhance liquidity at the HQ-level and taking steps to regain access to capital markets. VEON is confident in its ability to navigate these challenges and continue to provide converged connectivity and online services to its customers globally.

PRELIMINARY CASH FLOW

USD million	2022	2021	YoY change	4Q22	4Q21	YoY change
EBITDA	**1,743**	**1,840**	**(97)**	**453**	**448**	**6**
Movements in Working Capital	(109)	(81)	(27)	(63)	16	(79)
Movements in provisions	48	(14)	63	28	15	13
Net tax paid	(287)	(274)	(13)	(50)	(91)	41
Cash capex	(714)	(782)	68	(164)	(247)	83
Gain / (loss) on disposal of non-current assets	20	26	(6)	5	19	(14)
Other movements in operating cash flows	44	54	(10)	(10)	(18)	8
Unlevered Free Cash Flow	**746**	**769**	**(23)**	**199**	**142**	**57**
Net interest	(463)	(509)	46	(152)	(156)	5
Lease liabilities payments	(141)	(119)	(22)	(32)	(32)	0
Equity Free Cash Flow	**142**	**141**	**1**	**15**	**(47)**	**62**
License payments	(296)	(76)	(220)	1	(6)	7
Equity Free Cash Flow (after licenses)	**(154)**	**66**	**(219)**	**16**	**(52)**	**69**

Note: The Algerian and Russian operations have been classified as 'asset held for sale' and 'discontinued operations' in 3Q21 and 4Q22, respectively.

Preliminary Results 4Q22 and FY22 16 KEY FIGURES BY COUNTRIES USD million 4Q22 4Q21 YoY reported YoY local currency FY22 FY21 YoY reported YoY local currency Total revenue 940 988 (4.9%) 18.6% 3,755 3,850 (2.4%) 14.0% Ukraine 224 282 (20.7%) 8.7% 971 1,055 (7.9%) 8.2% Pakistan 332 341 (2.6%) 24.3% 1,285 1,408 (8.7%) 14.3% Kazakhstan 169 154 10.2% 20.0% 636 569 11.8% 20.8% Bangladesh 140 143 (2.5%) 16.9% 576 564 2.2% 12.1% Uzbekistan 64 51 25.3% 30.3% 233 194 20.3% 25.2% Kyrgyzstan 13 12 15.9% 14.5% 49 43 14.3% 13.1% Georgia - 10 (100.0%) (100.0%) 17 38 (54.3%) (56.4%) HQ and eliminations (2) (5) 50.3% (13) (20) 36.6% Service revenue 901 942 (4.4%) 19.2% 3,600 3,690 (2.4%) 13.9% Ukraine 222 280 (20.6%) 8.8% 965 1,048 (7.9%) 8.1% Pakistan 304 307 (1.1%) 26.3% 1,169 1,285 (9.0%) 14.0% Kazakhstan 163 147 10.8% 20.5% 613 550 11.5% 20.5% Bangladesh 138 141 (2.3%) 17.1% 566 553 2.4% 12.3% Uzbekistan 63 51 25.1% 30.2% 233 193 20.3% 25.3% Kyrgyzstan 13 11 16.8% 15.4% 49 43 14.9% 13.6% Georgia - 10 (100.0%) (100.0%) 17 38 (54.4%) (56.4%) HQ and eliminations (2) (5) 50.4% (13) (21) 37.4% EBITDA 453 448 1.2% 30.1% 1,743 1,840 (5.3%) 12.6% Ukraine 123 181 (32.4%) (7.3%) 575 704 (18.3%) (4.7%) Pakistan 224 153 46.9% 86.9% 654 643 1.8% 28.2% Kazakhstan 82 83 (1.6%) 7.0% 321 307 4.3% 12.8% Bangladesh 46 61 (24.7%) (9.7%) 210 235 (10.3%) (2.1%) Uzbekistan 25 22 10.0% 14.4% 124 89 39.8% 45.2% Kyrgyzstan 5 3 41.9% 40.1% 19 24 (19.9%) (20.6%) Georgia - 4 (100.0%) (100.0%) 7 17 (55.6%) (57.6%) HQ and eliminations (51) (60) 15.7% (169) (179) 5.7% EBITDA margin 48.2% 45.3% 2.9p.p. 46.4% 47.8% (1.4p.p.) COUNTRY PERFORMANCE

Preliminary Results
4Q22 and FY22

17

VEON

UKRAINE

Keeping Ukraine connected

UAH million	4Q22	4Q21	YoY	FY22	FY21	YoY
Total revenue	**8,192**	**7,537**	**8.7%**	**31,092**	**28,748**	**8.2%**
Service revenue	8,130	7,473	8.8%	30,893	28,571	8.1%
EBITDA	**4,484**	**4,839**	**(7.3%)**	**18,301**	**19,196**	**(4.7%)**
EBITDA margin	54.7%	64.2%	(9.5p.p.)	58.9%	66.8%	(7.9p.p.)
Capex	2,453	1,822	34.6%	5,960	5,551	7.4%
Capex intensity	19.2%	19.3%	(0.1p.p.)			
Mobile						
Total operating revenue	7,660	6,993	9.5%	29,014	26,712	8.6%
Service revenue	7,660	6,993	9.5%	29,014	26,712	8.6%
Data revenue	4,400	4,243	3.7%	16,837	16,092	4.6%
Customers (mln)	24.8	26.2	(5.5%)			
Data users (mln)	17.5	18.5	(5.1%)			
4G smartphone users (mln)	17.5	17.2	1.8%			
4G users (mln)	13.1	12.1	8.2%			
ARPU (UAH)	103	88	17.3%			
MOU (min)	559	621	(10.0%)			
Data usage (GB/user)	9.0	7.1	26.3%			
4G coverage	93.7%	90.3%	3.4p.p.			
Fixed-line						
Total operating revenue	470	480	(2.2%)	1,879	1,859	1.1%
Service revenue	470	480	(2.2%)	1,879	1,859	1.1%
Broadband revenue	290	298	(2.4%)	1,127	1,180	(4.5%)
Broadband customers (mln)	1.1	1.2	(5.0%)			
Broadband ARPU (UAH)	86	83	2.9%			

The Kyivstar team continues to focus on keeping Ukrainians connected, and the network and critical infrastructure operational, while putting employees' safety first. Kyivstar gained both revenue and subscribers market share and retained its leading NPS position improving the YoY NPS score in 4Q22.

Since 24 February 2022, Kyivstar performed 144 thousand emergency and repair works, repaired 600 base stations, connected 816 settlements, built 700 new 4G base stations and upgraded another 7,000 base stations to 4G. In 4Q22, Kyivstar agreed with international partners on extension of the "roam like home" offer through the end of 2023, in order to keep displaced Kyivstar customers connected while they are in Europe. The Company also directed more than UAH 1.6 billion for humanitarian purposes, as well customer and employee support.

Total revenues increased by 8.7% YoY in 4Q22. Mobile service revenues rose by 8.8% YoY due to 26.3% YoY growth in data consumption and higher roaming and interconnection revenues.

EBITDA decreased by 7.3% YoY, corresponding to an EBITDA margin of 54.7%, a decline of 9.5 p.p. YoY.

In addition to the change in revenue mix impacting margins, EBITDA performance was affected by operational cost pressures, including a 38% YoY increase in electricity prices, and 5% YoY indexation of frequency fees.

In 4Q22, EBITDA was also impacted by UAH 229.5 million spent on charitable donations and staff support programs, as Kyivstar continues to support its employees and the community. Adjusted for these expenditures, EBITDA declined 2.6% YoY in 4Q22 and EBITDA margin was 57.5%.

Total 4G users reached 13.1 million (+8.2% YoY), including 1.0 million users of the high-speed VoLTE standard, and now account for 53.0% of the customer base. This expansion supported a 17.3% YoY rise in ARPU. Kyivstar saw a 5.5% YoY decline in its overall subscriber base, as internal displacement and the number of refugees living outside of Ukraine continues to impact subscriber numbers. However, Kyivstar's digital products supported an increase in multiplay customers (+14.6% YoY), and multiplay revenues rose by 31.8% YoY.

Kyivstar helped Ukrainians maintain access to key services by providing digital healthcare, infotainment and education services for its customers as we continue to execute on our **DO1440** strategy.

In August 2022, Kyivstar announced an investment in **Helsi Ukraine, the country's largest medical information system and a leading digital healthcare provider**. With 23 million registered users, Helsi enables access to 1,600 public and private medical institutions and 49,000 doctors. Helsi reported nearly 1.6 million appointments booked and conducted through the platform in 4Q22.

The media streaming service Kyivstar TV reached more than 1.1 million MAUs, representing 60.5% YoY growth.

Kyivstar also continued to offer free access to e-learning platforms so that students can continue their education wherever they are located.

Capex increased by 34.6% YoY as Kyivstar continued to support essential connectivity in the country and maintain business resilience and continuity. Despite continuous damage to Ukraine's power infrastructure and energy rationing, the Kyivstar team was able to maintain nearly 90% of the radio network operational at the end of December on the back of the "Solid Coverage" program, which aims to provide base stations with modern power generators to sustain network availability during power outages.

Preliminary Results
4Q22 and FY22
18
VEON

PAKISTAN

Double digit YoY revenue growth sustaining market leading position

PKR million	4Q22	4Q21	YoY	FY22	FY21	YoY
Total revenue	**73,883**	**59,439**	**24.3%**	**261,621**	**228,927**	**14.3%**
Service revenue	67,668	53,574	26.3%	238,084	208,923	14.0%
EBITDA	**49,765**	**26,625**	**86.9%**	**134,047**	**104,567**	**28.2%**
EBITDA margin	67.4%	44.8%	22.6p.p.	51.2%	45.7%	5.6p.p.
Capex	20,283	13,868	46.3%	52,342	51,713	1.2%
Capex intensity	20.0%	22.6%	(2.6p.p.)			
Mobile						
Total operating revenue	73,883	59,439	24.3%	261,621	228,927	14.3%
Service revenue	67,668	53,574	26.3%	238,084	208,923	14.0%
Data revenue	27,515	23,076	19.2%	105,960	86,977	21.8%
Customers (mln)	73.7	72.6	1.5%			
Data users (mln)	52.8	50.9	3.8%			
4G smartphone users (mln)	36.0	31.7	13.6%			
4G users (mln)	41.3	35.0	17.9%			
ARPU (PKR)	300	246	22.0%			
MOU (min)	416	437	(4.8%)			
Data usage (GB/user)	5.8	4.7	22.5%			
4G coverage	57.0%	55.2%	1.8p.p.			

In 4Q22, Jazz sustained its leadership position in subscriber market share with double digit YoY revenue growth driven by high engagement in digital products and its NPS market leadership supported by the fastest mobile internet network in Pakistan.

Total revenues rose by 24.3% YoY in 4Q22, supported by by robust increases in service revenues of both JazzCash (+49.8% YoY) and Mobilink Microfinance Bank (+63.0% YoY).

EBITDA grew by 86.9% YoY on the back of the double-digit top line growth and effective cost controls.

In 4Q22, both revenues and EBITDA were positively impacted by the reversal of a provision following a favorable decision from the Islamabad High Court on pending litigation, increasing the recorded revenues by PKR 6.6 billion and EBITDA by PKR 20.2 billion. Normalized for this reversal, total revenues were up 13.2% YoY, service revenues increased by 14.0% YoY and EBITDA was 11.1% higher YoY. This double-digit revenue growth was enabled by disciplined pricing and higher ARPU levels and came despite the impact of mobile termination rate decreases and changes to withholding taxes. The double-digit EBITDA growth was achieved even as fuel and electricity prices rose, up by c.71% and c.53% YoY, respectively.

In 4Q22, Jazz' total **mobile subscriber base** grew by 1.5% YoY to 73.7 million and 4G users rose by 17.9% YoY, reaching 41.3 million, representing 56.0% penetration in the subscriber base. Jazz reached 10 million users of Voice-over-LTE ("VoLTE"), which offers a more immersive communication experience.

With a heightened focus on its **DO1440** strategy execution, Jazz saw a 40.9% YoY increase in **multiplay customers** who benefit from digital services such as JazzCash, the self-care app JazzWorld and the entertainment platform Tamasha.

In 4Q22 multiplay customers accounted for 23.7% of the monthly active consumer base. With 3.0 times the ARPU of voice-only users, Jazz's multiplay customers generated 44.1% of the operator's revenues in the B2C segment (+10.1 p.p. YoY).

JazzCash, the most popular mobile wallet in Pakistan, reached 16.4 million MAUs (+8.0% YoY). Total revenue grew by 48.7% YoY and the mobile wallet recorded 2.1 billion transactions in FY2022, with Gross Transaction Value of PKR 4.2 trillion, a 31.3% YoY increase. This was supported by the continued expansion in retail presence, reaching almost 131,000 active agents (+24.7% YoY) and almost 186,000 active merchants (+42.2% YoY).

Jazz's self-care app, Jazz World, continued to demonstrate strong customer adoption levels. Its MAUs increased by 29.0% YoY, reaching 12.7 million at the end of 4Q22.

In 4Q22, users of **Jazz's leading entertainment platform Tamasha** enjoyed high-definition and exclusive ad-free streaming of the Cricket World Cup in October and non-exclusive streaming of the FIFA World Cup in November in Pakistan. This contributed to the further growth of Tamasha's monthly active user base, which reached 4.3 million, while average daily active users increased 4.5 times YoY to reach 700 thousand at the end of the quarter.

Launched in December 2022 by Jazz in partnership with Turkcell, the free instant communication and lifestyle platform BiP had more than 732,000 MAUs at the end of 4Q22.

Supported by higher demand for data and digital services from Jazz customers, **data and digital revenues** in Pakistan were up 18.9% YoY.

Capex was PKR 20.3 billion in 4Q22, corresponding to capex intensity of 20.0% (-2.6 p.p. YoY). Jazz expanded and upgraded their 4G network, with 1,500 more 4G sites YoY despite macroeconomic challenges.

Jazz was declared the fastest mobile internet provider in Pakistan by Ookla for 4Q22.

Preliminary Results
4Q22 and FY22
19
VEON

KAZAKHSTAN

Gaining market share for the third consecutive year, with seven consecutive quarters of YoY revenue growth above 20%

KZT million	4Q22	4Q21	YoY	FY22	FY21	YoY
Total revenue	**79,196**	**66,022**	**20.0%**	**293,057**	**242,509**	**20.8%**
Service revenue	76,080	63,119	20.5%	282,396	234,259	20.5%
EBITDA	**38,279**	**35,777**	**7.0%**	**147,784**	**131,060**	**12.8%**
EBITDA margin	48.3%	54.2%	(5.9p.p.)	50.4%	54.0%	(3.6p.p.)
Capex	23,407	28,611	(18.2%)	57,054	57,667	(1.1%)
Capex intensity	19.5%	23.8%	(4.3p.p.)			
Mobile						
Total operating revenue	62,492	55,809	12.0%	238,589	203,738	17.1%
Service revenue	59,416	52,913	12.3%	228,084	195,583	16.6%
Data revenue	36,031	31,464	14.5%	134,484	113,045	19.0%
Customers (mln)	10.6	9.9	6.8%			
Data users (mln)	8.6	7.9	8.6%			
4G smartphone users (mln)	8.2	7.4	11.3%			
4G users (mln)	7.2	6.3	14.7%			
ARPU (KZT)	1,867	1,781	4.8%			
MOU (min)	262	309	(15.4%)			
Data usage (GB/user)	16.8	14.1	19.2%			
4G coverage	87.3%	80.5%	6.8p.p.			
Fixed-line						
Total operating revenue	16,704	10,213	63.6%	54,468	38,771	40.5%
Service revenue	16,663	10,206	63.3%	54,312	38,676	40.4%
Broadband revenue	5,932	4,598	29.0%	20,577	17,716	16.1%
Broadband customers (mln)	0.6	0.6	14.1%			
Broadband ARPU (KZT)	3,198	2,779	15.1%			

With its seventh consecutive quarter of YoY revenue growth above 20%, Beeline Kazakhstan remained the market leader in terms of NPS, gaining both revenue and subscriber market share for the third consecutive year as continuous investments in network modernization resulted in better quality of voice and data services.

Total revenues increased by 20.0% YoY with service revenues up by 20.5% YoY, supported by customer base growth in the mobile (+6.8% YoY) and fixed line (+14.1% YoY) businesses, as well as higher data usage (+19.2% YoY) as Beeline Kazakhstan continued to focus on its digital operator strategy. This was seventh consecutive quarter of YoY revenue growth above 20% for Beeline Kazakhstan.

EBITDA increased by 7.0% YoY. In 4Q22, both revenues and EBITDA were negatively impacted by a change in accounting rules for revenue recognition of bundles that amounted to KZT 3.0 billion. Normalized for this non-recurring item, total revenues were up 24.5% YoY and service revenues increased by 25.3% YoY. The 4Q21 EBITDA performance in Kazakhstan was also positively impacted by the government grant of KZT 580 million for radio frequency taxes. Adjusting for both one-offs, Beeline Kazakhstan's EBITDA grew by 17.3% YoY.

Despite the rapid network expansion combined with investments in further growth and new value propositions, the **EBITDA margin** was 48.3% in 4Q22, as Beeline Kazakhstan was successful at managing costs and implementing inflationary pricing measures.

Beeline Kazakhstan continued to increase the number of **4G users,** with growth of 14.7% YoY bringing the total number to 7.2 million. 4G penetration rose by 4.7 p.p. YoY to 68.3% of the total customer base at the end of 4Q22, meaning Beeline Kazakhstan will be the first country to reach VEON's target of 70% 4G penetration in the customer base.

Beeline Kazakhstan's **digital services** continued to show strong growth in line with the **DO1440** strategy.

The MyBeeline self-care app increased its MAUs by 33.1% YoY to 3.9 million, adding 1.0 million MAUs during 2022. MyBeeline was recently named the second most popular communications app in Kazakhstan by number of Google Play downloads.

The BeeTV entertainment platform benefited from streaming FIFA World Cup games and reached 859,000 MAUs (+61.4% YoY), with 75.4% of customers using the mobile version of the service.

Beeline Kazakhstan's digital-first sub-brand izi also delivered significant growth of 89.2% YoY in its monthly active subscriber base, reaching nearly 160,000 subscribers. The number of monthly active users of the izi app increased 6.0 times YoY, reaching almost 380,000 MAUs.

Simply, Kazakhstan's first mobile online-only neobank, saw a further 30.2% YoY increase in MAUs, to over 246,000 at the end of 4Q22.

Beeline Kazakhstan recorded 40.0% YoY growth in **multiplay customers** who enjoyed digital services such as izi, Simply, My Beeline and BeeTV, and multiplay penetration reached 38.0% of the customer base. With higher ARPU and lower churn, these customers, contributed 51.8% of revenues in the B2C segment.

Capex was KZT 23.4 billion during the quarter, with capex intensity of 19.5%. Capex expenditure remained focused on expanding the 4G network to meet the continued growth in demand, including in remote and rural areas. Beeline Kazakhstan connected 135 rural settlements to its 4G network during 4Q22, ending the year with more than 950 rural and remote settlements having access to the 4G mobile network.

Preliminary Results
4Q22 and FY22
20
VEON

BANGLADESH

Third consecutive quarter of double-digit YoY top line growth with accelerating performance and gaining market share

BDT million	4Q22	4Q21	YoY	FY22	FY21	YoY
Total revenue	**14,373**	**12,298**	**16.9%**	**53,742**	**47,941**	**12.1%**
Service revenue	14,144	12,074	17.1%	52,819	47,050	12.3%
EBITDA	**4,735**	**5,246**	**(9.7%)**	**19,554**	**19,966**	**(2.1%)**
EBITDA margin	32.9%	42.7%	(9.7p.p.)	36.4%	41.6%	(5.3p.p.)
Capex	4,372	2,968	47.3%	18,216	7,524	142.1%
Capex intensity	33.9%	15.7%	18.2p.p.			
Mobile						
Total operating revenue	14,373	12,298	16.9%	53,742	47,941	12.1%
Service revenue	14,144	12,074	17.1%	52,819	47,050	12.3%
Data revenue	4,961	3,549	39.8%	17,277	13,647	26.6%
Customers (mln)	37.6	35.1	7.1%			
Data users (mln)	24.4	22.1	10.6%			
4G smartphone users (mln)	16.8	13.0	29.3%			
4G users (mln)	16.1	12.0	34.2%			
ARPU (BDT)	121	115	5.0%			
MOU (min)	208	219	(5.3%)			
Data usage (GB/user)	5.4	4.1	33.2%			
4G coverage	81.1%	69.1%	12.0p.p.			

Banglalink reported its third consecutive quarter of double-digit YoY revenue growth, reaching 16.9% in 4Q22 with its performance accelerating throughout the year. With the fastest mobile network in Bangladesh, Banglalink continued to gain both revenue and subscriber market share, becoming the market leader in terms of NPS in 4Q22.

In 4Q22, **total revenues** increased by 16.9% YoY, representing a growth rate more than two times faster than the overall domestic mobile telecoms sector. Revenue growth in 4Q22 was driven by increases in customer base and ARPU by 7.1% YoY and 5.0% YoY, respectively. Mobile data usage rose by 33.2% YoY in 4Q22, contributing to data revenue growth of 39.8% YoY during 4Q22.

EBITDA decreased 9.7% YoY in 4Q22, due to costs associated with the continued nationwide 4G network rollout, combined with costs related to acquisition of new customers and further development of digital products, as well minimum tax on gross revenue paid in 4Q22.

With solid execution of its nationwide expansion and digital operator strategy, Banglalink reported a 7.1% increase in its **customer base**, gaining the largest number of new customers in the country in 2022, and 34.2% growth in its 4G user base, which has reached 16.1 million. This corresponds to 42.9% 4G penetration, an 8.7 p.p. YoY increase, and remains a key enabler of digital services.

Supporting Banglalink's 4G growth as well as its **DO1440** strategy, Banglalink's **video streaming app Toffee,** consolidated its position as **the largest mobile entertainment platform in Bangladesh** by MAUs in 4Q22 after it launched exclusive streaming of 2022 FIFA World Cup, which allowed football lovers from across Bangladesh to watch live streaming of World Cup matches on Toffee from any network, with any internet connection. Over 25 million unique viewers watched the Round of 16 of the World Cup on Toffee. Toffee closed the quarter with 21.2 million MAUs (+3.3 times YoY) as the average daily active users on Toffee rose 5.0-fold YoY, reaching 5.2 million.

Banglalink's self-care app MyBanglalink, which was revamped in 2022, recorded a 79.9% YoY increase in monthly active users, reaching 5.7 million at the end of the quarter.

Driven by higher 4G penetration and uptake of digital services, Banglalink's **data and digital revenues** grew by 36.7% YoY, **multiplay customer base** increased by 86.6% YoY and contributed 29.0% of B2C revenues during 4Q22.

Capex in 4Q22 was BDT 4.4 billion, as investment in the country-wide 4G network continued in line with Banglalink's expansion strategy. Banglalink continued to deliver the fastest 4G network rollout in the Group, adding more than 4,200 new base stations this year.

Banglalink is the Ookla Speedtest Awards Winner for the Fastest Mobile Network in Bangladesh for three consecutive years.

Preliminary Results
4Q22 and FY22

21

VEON

UZBEKISTAN

Record-high topline growth of 30% YoY, with fourth consecutive quarter above 20%, and improved NPS

UZS million	4Q22	4Q21	YoY	FY22	FY21	YoY
Total revenue	**709,726**	**544,654**	**30.3%**	**2,575,184**	**2,056,545**	**25.2%**
Service revenue	707,309	543,456	30.2%	2,571,961	2,052,771	25.3%
EBITDA	**274,717**	**240,107**	**14.4%**	**1,371,642**	**944,432**	**45.2%**
EBITDA margin	38.7%	44.1%	(5.4p.p.)	53.3%	45.9%	7.3p.p.
Capex	53,726	151,436	(64.5%)	680,576	378,725	79.7%
Capex intensity	26.4%	18.4%	8.0p.p.			
Mobile						
Total operating revenue	706,617	541,191	30.6%	2,566,212	2,043,924	25.6%
Service revenue	704,707	540,870	30.3%	2,563,793	2,043,366	25.5%
Data revenue	479,403	345,256	38.9%	1,762,342	1,298,999	35.7%
Customers (mln)	8.4	7.1	18.8%			
Data users (mln)	7.2	5.7	26.8%			
4G smartphone users (mln)	5.2	4.5	17.7%			
4G users (mln)	5.5	4.3	28.4%			
ARPU (UZS)	27,982	25,742	8.7%			
MOU (min)	655	730	(10.3%)			
Data usage (GB/user)	8.5	6.1	39.8%			
4G coverage	78.0%	62.0%	16.0p.p.			

Beeline Uzbekistan reported record-high topline growth of 30% YoY in 4Q22, marking its sixth consecutive quarter of double-digit YoY growth and its fourth consecutive quarter of growth above 20%. In 4Q22, Beeline Uzbekistan sustained its leading position in subscriber market share and became the market leader in terms of NPS in December 2022

In 4Q22, **total revenues** increased by +30.3% YoY. This strong operational performance was enabled by a larger customer base, higher number of 4G users, increasing demand for and usage of mobile data, as well as new digital bundles and tariff plans launched this year that offer a better and more relevant user experience. This in turn drove an 8.7% YoY increase in ARPU and 42.0% YoY growth in **data and digital revenues**.

EBITDA rose by 14.4% YoY, as Beeline Uzbekistan continued to build capacity for future expansion and to serve its growing 4G network.

In 4Q22, Beeline Uzbekistan reached 8.4 million **subscribers** with 18.8% growth, maintaining its market position despite intensified competitive activity. The **4G user base** grew by 28.4% YoY to 5.5 million during the quarter and now accounts for 65.8% of total customers. This growth was enabled by the continued roll-out of Beeline Uzbekistan's 4G network, which at quarter-end reached 78.0% of the nation's population, an increase of 16.0 p.p. YoY.

With a strong focus on execution of its **DO1440** strategy, Beeline Uzbekistan continued offering new digital bundles and tariff plans in 4Q22, building on its portfolio of **digital products and services**.

The Beepul mobile financial services platform grew its monthly active user base by 27.4% YoY, while the average value of a single transaction increased by 40.8% YoY. In the third quarter, Beeline Uzbekistan was awarded a license from the Central Bank of Uzbekistan to provide payment services and its subscribers can now pay for about 500 services using the Beepul mobile application.

The self-service app My Beeline had 3.0 million MAUs at the end of the quarter (+29.6% YoY). Entertainment platforms, including Beeline TV and Beeline Music, accounted for more than 1.5 million MAUs in total, a 24.2% YoY increase.

With a strong focus on execution of its digital operator strategy, Beeline Uzbekistan increased its multiplay customer base to 39.6% in the B2C segment and this group contributed 57.1% of B2C revenues during 4Q22.

Capex was UZS 53.7 billion in 4Q22, with capex intensity of 26.4%. Adjusting for the acquisition of a new office building in 2Q22, capex intensity was 20.0% (+1.6 p.p. YoY). This reflects Beeline Uzbekistan's intensified network rollout, with a 25.9% YoY increase in 4G base stations in the quarter.

Beeline Uzbekistan has launched its 4G network in the Tashkent Metro, with mobile services from the operator now available in all 31 metro stations of the capital city. The project was carried out with support from the Uzbekistan Ministry of Digital Technologies.

Preliminary Results 4Q22 and FY22 22 On 16 March 2023, VEON will host a conference call with senior management at 14:00 CET (13:00 GMT), which will be available via a Zoom link and by telephone. The call details and slide presentation may be accessed at http://www.veon.com. To access the event, please use the following Zoom link or dial-in numbers: ZOOM LINK https://veon-global.zoom.us/j/92772768147?pwd=akJxczZiWkFtT3N4UWFoZHJDK2hnQT09 Meeting ID: 927 7276 8147 Passcode: 160160 DIAL-IN DETAILS One-tap mobile Dial by your location Country +31202410288,,92772768147#,,,,*160160# +31 20 241 0288 Netherlands +442039017895,,92772768147#,,,,*160160# +44 203 901 7895 United Kingdom +16465189805,,92772768147#,,,,*160160# +1 646 518 9805 US (New York) Meeting ID: 927 7276 8147 Passcode: 160160 Find your local number: https://veon-global.zoom.us/u/awlvd9niN We strongly encourage you to watch the event through the Zoom link, but if you prefer to dial in, please use the dial-in details. A recording of the conference call and the slide presentation will be available on VEON’s website for 12 months after the end of the event. The slide presentation will also be available for download from VEON’s website. CONTACT INFORMATION Investor Relations Nik Kershaw ir@veon.com CONFERENCE CALL INFORMATION

Preliminary Results 4Q22 and FY22 23 VEON’s results presented in this earnings release are, unless otherwise stated, based on IFRS and have not been externally audited or reviewed. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. The non-IFRS information disclosed in the document, including, among other things, EBITDA, EBITDA margin, net debt, unlevered free cash flow, equity free cash flow, capex, capex intensity, local currency trends, and ARPU, is defined in Attachment A. Local currency and reported currency trends are reconciled in Attachment C. ITEMS THAT AFFECT YEAR-ON-YEAR COMPARISONS FOR REVENUE AND EBITDA On 8 June 2022, VEON announced completion of the sale of VEON Georgia LLC, VEON’s operating subsidiary in Georgia. Georgia results were deconsolidated from VEON Group numbers following the date of sale. The Georgian operations also do not contribute to either the comparison base or the actual reported numbers of customer base, 4G users and 4G penetration. Following the exercise of the put option for our stake in Algeria on 1 July 2021, the Algerian business, in line with the requirements of IFRS 5, became a discontinued operation, and was accounted for as ‘held for sale’. On 5 August 2022, VEON completed the sale of the Algerian business. The result is that the Algerian operations do not contribute to the base performance of VEON for both the current and prior year in this press release, and from the balance sheet perspective, it was measured at the lower of (i) the carrying amount of the discontinued business; and (ii) its fair market value, less costs to sell. Any deviation from this value in respect of the final valuation resulted in a gain/loss, which was accounted for as a profit/loss from discontinued operations. On 24 November 2022, VEON Ltd. announced that following a competitive process, it has entered into an agreement to sell its Russian operations. Following the execution of the agreement, the Russian business has been classified as ‘held for sale’ and ‘discontinued operations’, and accounted for as such, in line with the requirements of IFRS 5. The target completion date for the transaction is on or before 1 June 2023, with options on both sides for extensions in case any required regulatory license has not yet been received. The result is that the Russian operations do not contribute to VEON’s comparison base or actual reported numbers in this press release (except as specifically noted), without any change in the net economic value of this business and have no impact on balance sheet amounts in prior periods. PRESENTATION OF FINANCIAL RESULTS AND NON-RECURRING ITEMS

Preliminary Results 4Q22 and FY22 24 VEON’s results presented in this earnings release are, unless otherwise stated, based on IFRS and have not been externally reviewed and audited. The financial information included in this earnings release is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This earnings release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; VEON’s assessment of the impact of the conflict surrounding Russia and Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; completion of VEON’s sale of its Russian operations; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this earnings release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the conflict surrounding Russia and Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Russian and/or Ukrainian operations; further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that has negatively affected VEON’s operations and financial condition in the past; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other DISCLAIMER

Preliminary Results 4Q22 and FY22 25 regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 29 April 2022 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. The sale of VEON’s Russian operations is subject to customary closing conditions, including receipt of requisite regulatory approvals and licenses from relevant government authorities. There can be no assurance that the requisite approvals will be received or that such sale will complete. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Preliminary Results 4Q22 and FY22 26 CONTENT OF THE ATTACHMENTS Attachment A Definitions 27 Attachment B Customers 29 Attachment C Reconciliation tables 29 Attachment D Rates of functional currencies to USD 31 For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook4Q2022.xlsx on VEON’s website at https://www.veon.com/investors/reports-results/reports-results/ ATTACHMENTS

Preliminary Results 4Q22 and FY22 27 ATTACHMENT A: DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long- lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchase of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Data and digital revenues include mobile data revenue, revenues from mobile financial services and from digital entertainment. Discontinued operations means that under IFRS, the results of discontinued operations that are presented separately in current and prior year income statements and have no impact on balance sheet amounts of prior periods. This means that neither Algerian nor Russian operations do not contribute to the base performance of VEON for both the current and prior year. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the Form 20-F published by VEON. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non- current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates. Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the ‘reconciliation tables’ section in Attachment C below. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure is presented in the ‘reconciliation tables’ section in Attachment C below. Fixed-mobile convergence customer (FMC customer) is a customer on a one-month active broadband connection subscribing to a converged bundle consisting of at least a fixed internet subscription and at least one mobile SIM. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the sale of operations in Georgia and the classification of Algeria and Russia as ‘discontinued operations’. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt

Preliminary Results 4Q22 and FY22 28 sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (MFS) or digital financial services (DFS) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases and short-term notional debt minus cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (NPS) is the methodology VEON uses to measure customer satisfaction. Relative NPS (rNPS) – advantage or gap in NPS when comparing to competition. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia (which now contributes only to 2021 full year results) and “HQ” represents transactions related to management activities within the group in Amsterdam, London and Dubai.

Preliminary Results
4Q22 and FY22
29
VEON

ATTACHMENT B: CUSTOMERS

	Mobile					Fixed-line broadband				
	4Q22	3Q22	QoQ	4Q21	YoY	4Q22	3Q22	QoQ	4Q21	YoY
Pakistan	73.7	75.0	(1.7%)	72.6	1.5%					
Ukraine	24.8	24.4	1.5%	26.2	(5.5%)	1.1	1.1	2.0%	1.2	(5.0%)
Bangladesh	37.6	37.0	1.5%	35.1	7.1%					
Kazakhstan	10.6	10.5	0.8%	9.9	6.8%	0.6	0.6	3.8%	0.6	14.1%
Uzbekistan	8.4	8.1	3.5%	7.1	18.8%					
Kyrgyzstan	1.9	2.2	(13.7%)	1.9	(2.4%)					
Total	156.9	157.2	(0.2%)	152.8	2.7%	1.8	1.7	2.6%	1.8	1.1%

Note: The Russian, Algerian and Georgian operations do not contribute to both the comparison base and the actual reported numbers.

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD million, unaudited	4Q22	4Q21	FY22	FY21
EBITDA	453	448	1,743	1,840
Depreciation	(141)	(159)	(557)	(605)
Amortization	(61)	(53)	(221)	(194)
Impairment gain/(loss)	(4)	(15)	107	(27)
Gain/(loss) on disposals of non-current assets	(1)	8	(1)	8
Gain/(loss) on disposals of subsidiaries	-	728	(31)	728
Operating profit	246	956	1,039	1,751
Financial income and expenses:	(137)	(153)	(551)	(578)
- Including finance income	13	5	32	13
- Including finance expenses	(150)	(158)	(583)	(591)
Net foreign exchange (loss)/gain and others:	109	10	188	20
- Including other non-operating (losses)/gains	36	8	68	26
- Including net foreign exchange gain/(loss)	74	2	119	(7)
Profit before tax	217	813	676	1,192
Income tax gain/(expense)	(79)	(98)	(61)	(344)
Profit/(loss) from discontinued operations	76	(374)	(779)	(47)
Profit/(loss) for the period	214	341	(164)	801
- Of which profit/(loss) attributable to non-controlling interest	14	42	153	127
- Of which profit/(loss) attributable to VEON shareholders	200	299	(317)	674

RECONCILIATION OF CAPEX

USD million, unaudited	4Q22	4Q21	FY22	FY21
Capex	263	277	832	808
Adding back purchase of licenses	(1)	4	540	469
Difference in timing between accrual and payment for capital expenditures	(99)	(28)	(362)	(420)
Cash paid for capital expenditures	163	253	1,010	857

Preliminary Results
4Q22 and FY22
30
VEON

RECONCILIATION OF LOCAL CURRENCY AND REPORTED GROWTH RATES

4Q22 COMPARED TO 4Q21

	Total Revenue			EBITDA		
	Local currency	Forex and Other	Reported	Local currency	Forex and Other	Reported
Pakistan	24.3%	(26.9%)	(2.6%)	86.9%	(40.0%)	46.9%
Ukraine	8.7%	(29.4%)	(20.7%)	(7.3%)	(25.1%)	(32.4%)
Bangladesh	16.9%	(19.4%)	(2.5%)	(9.7%)	(15.0%)	(24.7%)
Kazakhstan	20.0%	(9.7%)	10.2%	7.0%	(8.6%)	(1.6%)
Uzbekistan	30.3%	(5.1%)	25.3%	14.4%	(4.4%)	10.0%
Total	18.6%	(23.5%)	(4.9%)	30.1%	(28.9%)	1.2%

FY22 COMPARED TO FY21

	Total Revenue			EBITDA		
	Local currency	Forex and Other	Reported	Local currency	Forex and Other	Reported
Pakistan	14.3%	(23.0%)	(8.7%)	28.2%	(26.4%)	1.8%
Ukraine	8.2%	(16.1%)	(7.9%)	(4.7%)	(13.7%)	(18.3%)
Bangladesh	12.1%	(9.9%)	2.2%	(2.1%)	(8.3%)	(10.3%)
Kazakhstan	20.8%	(9.0%)	11.8%	12.8%	(8.5%)	4.3%
Uzbekistan	25.2%	(5.0%)	20.3%	45.2%	(5.5%)	39.8%
Total	14.0%	(16.4%)	(2.4%)	12.6%	(17.9%)	(5.3%)

RECONCILIATION OF NET DEBT

USD million	31 December 2022	30 September 2022	30 June 2022
Net debt excluding banking operations in Pakistan	4,461	8,207	9,969
Cash and cash equivalents*	3,106	3,293	2,339
Deposits in MMBL and JazzCash in Pakistan	(91)	(55)	(59)
Long - term and short-term deposits	3	4	6
Gross debt	7,479	11,449	12,256
Interest accrued related to financial liabilities	99	137	101
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(7)	(17)	(19)
Derivatives not designated as hedges	0	0	27
Derivatives designated as hedges	(0)	5	8
Other financial liabilities	(0)	(0)	1
Total financial liabilities	7,571	11,574	12,374

Note: Certain comparative amounts have been reclassified to conform to the current period presentation. Accounts in this table on 30 September 2022 and 30 June 2022 include balance sheet amounts of Russian operations, which in 4Q22 were reclassified to Assets held for sale and Liabilities held for sale.
* In 4Q22 cash and cash equivalents include an amount of USD 67 million relating to banking operations in Pakistan

Preliminary Results
4Q22 and FY22
31
VEON

EBITDA RECONCILIATION ON COUNTRY LEVEL

4Q22

USD million	Pakistan	Ukraine	Bangladesh	Kazakhstan	Uzbekistan	Other	HQ and eliminations	VEON Consolidated
EBITDA	224	123	46	82	25	5	(51)	453
Less								
Depreciation	(48)	(22)	(40)	(17)	(10)	(4)	(1)	(141)
Amortization	(19)	(11)	(16)	(11)	(2)	(1)	(1)	(61)
Impairment loss	0	(0)	(0)	(1)	-	0	(3)	(4)
Loss on disposals of non-current assets	1	0	0	(0)	(1)	(0)	0	(1)
Gains/(losses) on sale of investments in subsidiaries							-	-
Operating profit	158	89	(10)	52	11	0	(55)	246

FY22

USD million	Pakistan	Ukraine	Bangladesh	Kazakhstan	Uzbekistan	Other	HQ and eliminations	VEON Consolidated
EBITDA	654	575	210	321	124	27	(169)	1,743
Less								
Depreciation	(191)	(102)	(141)	(68)	(36)	(19)	(0)	(557)
Amortization	(69)	(49)	(56)	(36)	(4)	(3)	(3)	(221)
Impairment loss	(1)	(36)	101	(3)	0	0	47	107
Loss on disposals of non-current assets	2	(0)	1	(1)	(3)	(0)	(0)	(1)
Gains/(losses) on sale of investments in subsidiaries							(31)	(31)
Operating profit	395	387	115	212	81	5	(156)	1,039

ATTACHMENT D: RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates		
	4Q22	4Q21	YoY	4Q22	4Q21	YoY
Pakistan Rupee	222.98	174.52	(27.8%)	226.66	176.80	(28.2%)
Bangladeshi Taka	102.77	85.73	(19.9%)	103.14	86.09	(19.8%)
Ukraine Hryvnia	36.57	26.68	(37.1%)	36.57	27.28	(34.1%)
Kazakhstan Tenge	468.00	430.01	(8.8%)	462.65	431.67	(7.2%)
Uzbekistan Som	11,175.68	10,742.07	(4.0%)	11,225.46	10,837.66	(3.6%)
Kyrgyzstan Som	83.80	84.79	1.2%	85.68	84.76	(1.1%)
Russian Ruble	62.42	72.61	14.0%	70.34	74.29	5.3%
Georgia Lari	2.73	3.13	12.7%	2.70	3.10	12.9%
Algeria Dinar	139.11	138.16	(0.7%)	137.35	138.81	1.0%

Preliminary Results 4Q22 and FY22 32 READ REACH